THE CEREGHINO GROUP

CORPORATE INVESTOR RELATIONS

5333 – 15ᵀᴴ AVENUE SOUTH, SUITE 1500
SEATTLE, WA 98108
206.762.0993
www.stockvalues.com



CONTACT: John Valaas, President & CEO
Roger Mandery, Executive VP & CFO
425.455.7300

NEWS RELEASE

FIRST MUTUAL BANCSHARES POSTS 53ʳᵈ CONSECUTIVE QUARTER OF RECORD EARNINGS;

MARGIN EXPANSION CONTRIBUTES TO EPS GROWTH OF 13% IN FOURTH QUARTER AND 11% IN 2005

BELLEVUE, WA – January 24, 2006 – First Mutual Bancshares, Inc., (Nasdaq: FMSB) the holding company for First Mutual Bank, today reported that solid loan growth and continued margin expansion contributed to record profits in both the fourth quarter and full year 2005. For the quarter ended December 31, 2005, the net interest margin increased 15 basis points from the preceding quarter to 4.18%. Net income was $2.5 million, up 10% from $2.3 million in the fourth quarter last year. Earnings per diluted share grew 13% in the fourth quarter to $0.45, compared to $0.40 per share a year ago, reflecting the November 2005 stock buyback that retired 2.7% of shares outstanding. In 2005, the net interest margin was up 7 basis points from 2004 to 4.08%, contributing to 11% growth in both profits and earnings per share. Net income increased to $10.3 million, or $1.86 per diluted share in the year, compared to $9.3 million, or $1.68 per diluted share in 2004.

Financial highlights for 2005, compared to a year ago include:

1.   Loan originations increased 12% to $526 million.

2.   Net loans grew 9% and deposits 13%.

3.   Credit quality remains excellent, with non-performing assets equaling just 0.08% of total assets at year-end.

4.   Net interest margin expanded in each of the last three quarters.

5.   Noninterest income increased 26% despite a decline in gains on asset sales.

6.   Return on average equity was 16.6%.

Management will host an analyst conference call tomorrow morning, January 25, at 7:00 am PST (10:00 am EST) to discuss the results. Investment professionals are invited to dial (303) 262-2140 to participate in the live call. All current and prospective shareholders are welcome to listen to the live call or the replay through a webcast posted on the bank's website, www.firstmutual.com. Shortly after the call concludes, a telephone replay will be available for a month at (303) 590-3000, using passcode 11049602#.

"We have maintained our credit quality and generated solid returns by continuing to focus on our consumer loan products," stated John Valaas, President and CEO. "This approach has lessened our dependence on the sectors that are overly crowded with competition, primarily commercial real estate, and more cyclical businesses like mortgage refinancings. While income property lending remains an important business line, we have had very good credit experience in our niche consumer products, which are less impacted by interest rate changes and generate superior yields."

First Mutual's net interest margin improved to 4.18%, compared to 4.03% in the preceding quarter and 3.99% in the fourth quarter of 2004. For the year, the net interest margin expanded to 4.08%, from 4.01% in 2004.

The yield on earning assets improved to 6.95% in the most recent quarter, from 6.69% in the third quarter of 2005 and 5.98% in the year-ago quarter. For the full year, the yield on earnings assets improved to 6.55%, compared to 5.89% in 2004. Reflecting the rising interest rate environment, the cost of interest-bearing liabilities followed a similar trend, reaching 3.09% in the fourth quarter of 2005, from 2.87% in the third quarter and 2.13% in the final quarter last year. For 2005, the cost of interest-bearing liabilities grew to 2.74%, compared to 1.78% in the previous year.

"In sales finance, we originate loans through a national network of home improvement contractors," Valaas said. "Our proprietary software makes credit decisions almost instantly and helps the contractor close the sale. Although these fixed-rate loans have a relatively short life, the margins are far superior to more traditional business lines. We also get solid yields from our non-conforming residential loans, which do not meet the typical requirements of the secondary market and are kept in our portfolio, as well as custom residential construction."

At the end of 2005, income property loans had dropped to 34% of total loans, compared to 40% a year earlier. Non-conforming home loans had grown to 25% of First Mutual's loan portfolio, compared to 22% a year earlier. Consumer loans, primarily sales finance, increased to 13% of total loans, from 12% at the end of 2004. Single family custom construction loans grew to 10% of total loans at year-end 2005, versus 8% a year earlier. Business banking, commercial construction, and speculative single-family construction loans remained unchanged from year-end 2004 at 13%, 3%, and 2% of total loans, respectively.

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New loan originations increased 12% to $526 million in 2005, compared to $470 million in the previous year. In the fourth quarter, loan originations were $120 million, versus $122 million in the same quarter last year. Net portfolio loans increased by 9% to $868 million, compared to $799 million at the end of 2004. Total assets also grew by 8% to $1.09 billion, from $1.00 billion at the end of last year.

Non-performing assets (NPAs) were $897,000 at year-end, compared to $1.0 million at the end of 2004. NPAs were 0.08% of total assets at December 31, 2005, down from 0.10% of total assets at the end of last year. The provision for loan losses was $1.5 million in 2005, more than double net charge-offs, building the loan loss reserve to $10.1 million. The allowance for loan losses represented 1.13% of gross loans at year-end.

Total deposits increased 13% to $761 million at year-end, compared to $675 million at the end of December 2004. Core deposits grew by 3% to $271 million, from $263 million a year ago, while time deposits increased by 19% to $489 million, versus $412 million at the end of last year.

"The market for core deposits has been very competitive," Valaas said. "However, we have thus far kept the yields on interest-bearing accounts at favorable levels while still supporting our loan growth. We also increased both business and consumer checking accounts and balances in 2005, momentum that we anticipate will carry over into 2006." The number of business checking accounts increased by 15% to 2,262 as of December 31, 2005, with associated balances rising 47% from year-end 2004. Consumer checking accounts increased 10% to 7,429 accounts at the end of 2005, with total balances up 5%.

In the quarter ended December 31, 2005, total revenues increased 11% to $11.8 million, from $10.7 million in the fourth quarter last year, primarily due to increased net interest income, which was up 12% to $10.5 million in the most recent quarter, from $9.4 million in the fourth quarter last year. Reflecting the containment of funding costs in a rising interest rate environment, interest income grew by $3.9 million in the fourth quarter, while interest expense was up $2.8 million over the final quarter of 2004. Noninterest income grew 5% to $1.3 million, versus $1.2 million a year ago, and noninterest expense increased 12% to $7.7 million, from $6.8 million in the December 2004 quarter.

"In the second quarter of 2005, we made a strategic decision to keep more sales finance loans in our portfolio," Valaas said. "Since we had been servicing the loans that we sold, it was assumed that gain on sale of loans and servicing fees would decline as interest income grew. Mitigating that somewhat has been the sale of more participations in commercial loans."

In 2005, total revenues were $45.6 million, up 13% from $40.3 million in the previous year, largely due to increased net interest income. Net interest income grew 12% to $40.2 million, compared to $36.0 million last year, with interest income growing by $12.2 million and interest expense by $8.1 million over 2004 levels. Noninterest income grew 26% to $5.4 million, from $4.3 million in 2004, primarily due to the increase in loan servicing fees. Noninterest expense was $28.3 million in 2005, up 15% from $24.6 million in the previous year.

First Mutual generated a 15.7% return on average equity (ROE) in the final quarter of 2005, compared to 15.4% a year earlier. For the full year, ROE was 16.6% compared to 16.8% in 2004. Return on average assets improved slightly for both the quarter and year, to 0.93% and 0.99%, respectively.

First Mutual's consistent performance has garnered attention from a number of sources. Keefe, Bruyette & Woods named First Mutual to its Honor Roll in 2005 and 2004 for the company's 10-year earnings per share growth rate. In August 2005, *U.S. Banker* magazine ranked First Mutual #34 in the Top 100 Publicly Traded Mid-Tier Banks, which includes those with less than $10 billion in assets, based on its three-year return on equity.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area and a sales finance office in Jacksonville, Florida.



Member FDIC

www.firstmutual.com

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INCOME STATEMENT	Fourth Quarter Ended December 31,		Quarterly	Year Ended December 31,		Annual
(Unaudited) (Dollars in Thousands, Except Per Share Data)	2005	2004	Percentage	2005	2004	Percentage
INTEREST INCOME			Change			Change
Loans Receivable	$ 17,109	$ 13,270		$ 61,623	$ 50,195	
Interest on AFS Securities	1,202	1,158		4,950	4,030	
Interest on HTM Securities	98	99		392	419	
Interest Other	104	48		397	483	
Total Interest Income	18,513	14,575	27%	67,362	55,127	22%
INTEREST EXPENSE						
Deposits	5,453	3,326		18,191	12,292	
FHLB Advances and Other	2,520	1,821		8,988	6,801	
Total Interest Expense	7,973	5,147	55%	27,179	19,093	42%
Net Interest Income	10,540	9,428		40,183	36,034	
Provision for Loan Losses	325	350		1,500	1,565	
Net Interest Income After Loan Loss Provision	10,215	9,078	13%	38,683	34,469	12%
NONINTEREST INCOME						
Gain on Sales of Loans	323	562		1,441	1,757	
Servicing Fees, Net of Amortization	287	111		1,300	314	
Gain on Sales of Investments	-	-		-	71	
Fees on Deposits	158	133		630	571	
Other	535	431		1,985	1,539	
Total Noninterest Income	1,303	1,237	5%	5,356	4,252	26%
NONINTEREST EXPENSE						
Salaries and Employee Benefits	4,183	4,053		16,200	14,261	
Occupancy	1,029	767		3,513	2,787	
Other	2,486	2,025		8,625	7,566	
Total Noninterest Expense	7,698	6,845	12%	28,338	24,614	15%
Income Before Federal Income Tax	3,820	3,470		15,701	14,107	
Federal Income Tax	1,331	1,209		5,382	4,819	
NET INCOME	$ 2,489	$ 2,261	10%	$ 10,319	$ 9,288	11%
EARNINGS PER COMMON SHARE (EPS) DATA						
Basic EPS	$ 0.47	$ 0.42	12%	$ 1.94	$ 1.76	10%
EPS, Assuming Dilution	$ 0.45	$ 0.40	13%	$ 1.86	$ 1.68	11%
Weighted Average Shares Outstanding	5,287,234	5,286,517		5,314,616	5,264,412	
Weighted Average Shares Outstanding Including Dilutive Effect of Stock Options	5,490,516	5,536,908		5,542,779	5,513,658	

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BALANCE SHEET *(Unaudited) (Dollars in Thousands)*	December 31, 2005	September 30, 2005	December 31, 2004	Annual Change
ASSETS:				
Interest-Earning Deposits	$ 1,229	$ 2,394	$ 309	
Noninterest-Earning Demand Deposits and Cash on Hand	24,552	20,184	13,536	
Total Cash and Cash Equivalents	25,781	22,578	13,845	86%
Mortgage-Backed and Other Securities, Available For Sale	114,450	114,738	124,225	
Loans Receivable, Held For Sale	14,684	21,330	10,064	
Mortgage-Backed and Other Securities, Held To Maturity	6,966	7,347	7,720	
(Fair Value of $6,971, $7,399, and $7,827, respectively)				
Loans Receivable	878,066	851,935	808,643	
Reserve For Loan Losses	(10,069)	(9,861)	(9,301)	
Loans Receivable, Net	867,997	842,074	799,342	9%
Accrued Interest Receivable	5,351	5,062	4,300	
Land, Buildings and Equipment, Net	33,484	32,707	27,994	
Federal Home Loan Bank (FHLB) Stock, at Cost	13,122	13,122	12,919	
Servicing Assets	1,866	1,972	1,525	
Other Assets	2,464	2,078	1,849	
TOTAL ASSETS	$ 1,086,165	$ 1,063,008	$ 1,003,783	8%
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Deposits:				
Money Market Deposit and Checking Accounts	$ 263,445	$ 250,532	$ 254,436	
Savings	8,054	8,043	8,434	
Time Deposits	489,222	468,928	412,499	
Total Deposits	760,721	727,503	675,369	13%
Drafts Payable	734	982	378	
Accounts Payable and Other Liabilities	15,707	10,490	14,106	
Advance Payments by Borrowers for Taxes and Insurance	1,671	3,249	1,676	
FHLB Advances	225,705	235,756	234,207	
Other Advances	4,600	1,600	1,600	
Long Term Debentures Payable	17,000	17,000	17,000	
Total Liabilities	1,026,138	996,580	944,336	9%
STOCKHOLDERS' EQUITY:				
Common Stock $1 Par Value-Authorized, 30,000,000 Shares Issued and				
Outstanding, 5,296,810, 5,355,542 and 5,288,489 Shares, Respectively	5,297	5,356	5,288	
Additional Paid-in Capital	45,289	46,530	45,595	
Retained Earnings	10,877	15,558	9,220	
Accumulated Other Comprehensive Income (Loss):				
Unrealized (Loss) on Securities Available for Sale and				
Interest Rate Swap, Net of Federal Income Tax	(1,436)	(1,016)	(656)	
Total Stockholders' Equity	60,027	66,428	59,447	1%
TOTAL LIABILITIES AND EQUITY	$ 1,086,165	$ 1,063,008	$ 1,003,783	8%

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FINANCIAL RATIOS	Fourth Quarter Ended December 31,		Year Ended December 31,	
(Unaudited)	2005	2004	2005	2004
Return on Average Assets	0.93%	0.91%	0.99%	0.98%
Return on Average Equity	15.74%	15.40%	16.56%	16.76%
Efficiency Ratio	65.01%	64.18%	62.23%	61.10%
Annualized Operating Expense/Average Assets	2.87%	2.76%	2.71%	2.64%
Yield on Earning Assets	6.95%	5.98%	6.55%	5.89%
Cost of Interest-Bearing Liabilities	3.09%	2.13%	2.74%	1.78%
Net Interest Spread	3.86%	3.85%	3.81%	4.11%
Net Interest Margin	4.18%	3.99%	4.08%	4.01%
Tier 1 Capital Ratio			7.11%	7.27%
Risk Adjusted Capital			11.21%	11.88%
Book Value Per Share			$ 11.33	$ 11.24

AVERAGE BALANCES	Fourth Quarter Ended December 31,		Year Ended December 31,	
(Unaudited) (Dollars in Thousands)	2005	2004	2005	2004
Average Assets	$ 1,074,586	$ 993,474	$ 1,044,066	$ 932,314
Average Equity	$ 63,227	$ 58,717	$ 62,295	$ 55,137
Average Net Loans (includes LHFS)	$ 873,042	$ 801,235	$ 846,043	$ 767,427
Average Deposits	$ 744,112	$ 666,835	$ 718,045	$ 629,630
Average Earning Assets	$ 1,009,727	$ 945,684	$ 986,513	$ 889,217

LOAN DATA	Fourth Quarter Ended December 31,		Year Ended December 31,	
(Unaudited) (Dollars in Thousands)	2005	2004	2005	2004
Net Loans (Including Loans Held for Sale)			$ 882,681	$ 809,406
Non-Performing/Non-Accrual Loans (90+ Delinquent)			$ 897	$ 1,004
as a Percentage of Gross Loans			0.10%	0.12%
Real Estate Owned Loans and Repossessed Assets			$ -	$ 3
Total Non-Performing Assets			$ 897	$ 1,007
as a Percentage of Total Assets			0.08%	0.10%
Loan Loss Reserves			$ 10,069	$ 9,301
as a Percentage of Gross Loans			1.13%	1.14%
Loan Loss Provision	$ 325	$ 350	$ 1,500	$ 1,565
Net Charge-Offs From Reserves	$ 117	$ 206	$ 732	$ 670

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FINANCIAL DETAILS

For the three months and full year ended December 31, 2005, our net interest income increased 12% from the relative periods last year, to $10.5 million and $40.2 million, respectively. For both periods, the improvement in net interest income was attributable to both growth in earning assets as well as the net effects of asset and liability repricing, with asset growth accounting for the majority of the improvement. The following table illustrates the impact to our net interest income from balance sheet growth and rate changes on our assets and liabilities, with the results attributable to the level of earning assets classified as "volume" and the effect of asset and liability repricing labeled "rate."

Rate/Volume Analysis	Quarter Ended Dec. 31, 2005 vs. Dec. 31, 2004 Increase/(Decrease) due to			Twelve Months Ended Dec. 31 , 2005 vs. Dec. 31, 2004 Increase/(Decrease) due to		
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
	(Dollars in thousands)					
Interest Income						
Total Investments	$ (40)	$ 138	$ 98	$ 666	$ 141	$ 807
Total Loans	1,288	2,551	3,839	4,509	6,921	11,430
Total Interest Income	$ 1,248	$ 2,689	$ 3,937	$ 5,175	$ 7,062	$ 12,237
Interest Expense						
Total Deposits	$ 448	$ 1,679	$ 2,127	$ 1,590	$ 4,311	$ 5,901
FHLB and Other	(21)	720	699	202	1,985	2,187
Total Interest Expense	$ 427	$ 2,399	$ 2,826	$ 1,792	$ 6,296	$ 8,088
Net Interest Income	$ 821	$ 290	$ 1,111	$ 3,383	$ 766	$ 4,149

Earning Asset Growth (Volume)

For the quarter ended December 31, 2005, the growth in our earning assets contributed an additional $1.2 million in interest income relative to the same quarter last year. Partially offsetting this improvement was an additional $427,000 in interest expense incurred from the funding sources used to accommodate the asset growth. Consequently, the net impact of asset growth was an improvement in net interest income of $821,000, or 74% of the total increase in net interest income compared to the fourth quarter of 2004.

For the year, asset growth resulted in nearly $5.2 million in additional interest income, which was again partially offset by an increase in interest expense, in this case an additional $1.8 million, for the corresponding funding sources. As a result, the improvement in net interest income attributable to asset growth totaled nearly $3.4 million, which represented approximately 82% of the year's overall improvement in net interest income.

Quarter Ended	Average Earning Assets	Average Net Loans	Average Deposits
	(Dollars in thousands)		
December 31, 2004	$ 945,684	$ 801,235	$ 666,835
March 31, 2005	$ 962,613	$ 816,127	$ 683,521
June 30, 2005	$ 979,981	$ 834,064	$ 705,680
September 30, 2005	$ 995,159	$ 854,343	$ 723,595
December 31, 2005	$ 1,009,727	$ 873,042	$ 744,112

Our earning assets averaged just over $1.0 billion during the fourth quarter of 2005, an increase of nearly $64 million, or 7% over the same quarter in 2004. The growth over the prior year was attributable to additional balances in our loan portfolio, as our securities portfolio contracted in size relative to its level as of December 2004. Throughout most of 2005, we found the yields available on investment securities to be significantly less attractive than those on loans, particularly when the funding costs to support the additional assets were taken into account. Consequently, as the securities in our portfolio amortized or matured during 2005, we generally did not replace the paid off securities, and instead redirected those cash flows to support loan growth. In the event that market conditions should become more conducive to holding investment securities, we would consider increasing the size of our securities portfolio at that time. Currently, however, we do not have any expectation of significantly increasing the size of our investment portfolio.

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We generally rely on growth in our deposit balances, including certificates issued in institutional markets through deposit brokerage services, to support our asset growth. During times when our deposit growth is not sufficient to fully support our asset growth, we also utilize advances from the Federal Home Loan Bank of Seattle (FHLB) as an alternative funding source. For the final quarter of 2005, our deposits averaged $744 million, representing growth of $77 million over the average level of the same quarter in the prior year. As of 2005 year-end, total deposits were up $85 million from the end of the prior year, with checking and money market balances accounting for $9 million, or approximately 11% of the growth. Although checking and money market deposits exhibited growth over their year-ago levels, these balances showed declines in the first and third quarters of this year. In those two quarters we aggressively promoted, through attractive interest rates, our time deposits.

Asset Yields and Funding Costs (Rate)

For the fourth quarter of 2005, the net effects of our assets and liabilities repricing boosted net interest income by $290,000 relative to the same period in 2004. For the entire year, repricing contributed an additional $766,000 to our net interest income, or approximately 18% of the total increase.

For the quarter and year ended December 31, 2005, the effects of interest rate movements and repricing on our loan portfolio accounted for $2.6 million and $6.9 million in additional interest income, respectively. With adjustable-rate loans accounting for the vast majority of our loan portfolio, and new loan production being originated at higher interest rates, all major loan types benefited from rising interest rate indexes.

By comparison, the effects of interest rate movements and repricing on our securities portfolio were fairly modest, resulting in an improvement of only $138,000 to interest income in the fourth quarter. For the year, repricing resulted in only $141,000 in additional income relative to 2004, due in large part to our holdings of stock in the Federal Home Loan Bank of Seattle.

As a member of the FHLB, and to utilize FHLB advances as a funding source for our lending and investment activities, we maintain a position in FHLB stock. Our position in this stock, which totaled approximately $13 million at December 31, 2005, has historically paid dividends on a quarterly basis. Based on events at the FHLB, however, the dividend rate for the first quarter of 2005 was well below the rate paid in the first quarter of last year, and no dividend was received in the second, third, or fourth quarters. At this time, we do not anticipate receiving any dividend income on our FHLB stock in the foreseeable future. Excluding the FHLB stock, the impact of repricing in our securities portfolio was relatively modest due to the percentage of the portfolio invested in fixed-rate and hybrid ARM securities, which have not yet benefited from rising rate indices.

On the liability side of the balance sheet, repricing increased our interest expense on both deposits and FHLB advances for both the quarter and year ended December 31, 2005. The interest rate increases that drove loan and wholesale funding rates higher beginning in mid-2004 began to influence the deposit rates offered by our competitors in our local market in early 2005, resulting in rate-related increases in interest expense on both our non-maturity and time deposit accounts.

Net Interest Margin

Quarter Ended	Net Interest Margin
December 31, 2004	3.99%
March 31, 2005	4.08%
June 30, 2005	4.01%
September 30, 2005	4.03%
December 31, 2005	4.18%

Our net interest margin totaled 4.18% for the fourth quarter of 2005, a 15 basis point improvement from the third quarter level and well in excess of the 4.00% - 4.05% range we had forecast in our third-quarter press release. The improvement in our margin for the fourth quarter can be attributed to a combination of the yield earned on our loan portfolio continuing to increase in response to rising market interest rates, along with containing the increase in our funding costs.

Adjustable-rate loans, which reprice according to terms specified in our loan agreements with the borrowers, accounted for approximately 87% of our loan portfolio as of the 2005 year-end. For the majority of these loans, repricing occurs on an annual basis. A notable exception to this would be those loans tied to the prime rate, about 18.4% of the portfolio, which typically reprice within one or two days of any increase in the Federal Funds target rate by the Federal Reserve. Consequently, most of the loans in our portfolio benefited from continued increases in short-term market interest rate indices.

By comparison, rates on our retail deposits are managed internally and not typically subject to any sort of systematic adjustments based on market rate indices. In the third quarter of 2005, in response to aggressive deposit rates offered by some of our competitors, we utilized promotional time deposit rates and significantly increased the rates paid on some of our non-maturity deposits. Largely as a result of these rate increases, the improvement in our net interest margin for the third quarter fell below our expectations.

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In the fourth quarter of 2005, we were less aggressive with our deposit pricing, and any promotional time deposit rates were offered only for new deposits. Additionally, following rate increases in the third quarter, we were able to avoid making any substantial increases in the rates paid on our non-maturity deposit products. This contributed significantly to the improvement in our net interest margin, as rate movements on non-maturity deposit products result in an immediate impact on the margin as the rates paid on tens, or even hundreds of millions of dollars in balances are immediately affected.

We would note that movements of retail deposit rates tend to lag major interest rate indices, remaining static as the market indices begin moving, and then continuing to move for some time after the market rates stabilize or plateau at a given level. As a result, if short-term rates were to stabilize, we could potentially see compression in our net interest margin in subsequent quarters as the effects of systematic loan repricing would diminish, while deposit rates could continue to trend upward for some time afterwards based on the lagging nature of retail deposit rate movements. However, given that intense competition has already driven deposit rates higher than what seems to be the historical norm, it is also possible that these rates may not continue to trend upwards for as long or as far as in previous rate cycles.

Gap Report

Based on our November 30, 2005, model, our one-year gap position totaled negative 5.6%, implying liability sensitivity, with more liabilities than assets expected to mature, reprice, or prepay over the following 12 months.

Net Interest Income Simulation

The results of our income simulation model constructed using data as of November 30, 2005, indicate that relative to a "base case" scenario described below, our net interest income over the next 12 months would be expected to improve by 0.41% in an environment where interest rates gradually increase by 200 bps over the subject timeframe, and decline 1.64% in a scenario in which rates fall 200 bps. The magnitudes of these changes suggest that there is little sensitivity in net interest income from the "base case" level over the 12-month horizon, with relatively consistent net interest income in all three scenarios.

The changes indicated by the simulation model represent variances from a "base case" scenario, which is our forecast of net interest income assuming interest rates remain unchanged from their levels as of the model date and that no balance sheet growth or contraction occurs over the forecasted period regardless of interest rate movements. The base model does, however, illustrate the future effects of rate changes that have already occurred but have not yet flowed through to all the assets and liabilities on our balance sheet. These changes can either increase or decrease net interest income, depending on the timing and magnitudes of those changes.

NONINTEREST INCOME

For the quarter, our noninterest income increased by $65,000, or 5%, compared to the fourth quarter of last year, as additional service fee income and higher loan prepayment fees offset significant reductions in loan sales and gains thereon. For the year, our noninterest income exceeded the 2004 level by $1.1 million, or 26%, again primarily attributable to increases in service fee income and loan prepayment fees compared to 2004.

Gain on Sales of Loans

Gains/(Losses) on Loan Sales	4Q 2005	4Q 2004	YTD 2005	YTD 2004
Consumer Loan Sale Gains	$ -	$ 461,000	$ 820,000	$ 1,436,000
Residential Loan Sale Gains	230,000	34,000	350,000	147,000
Commercial Loan Sale Gains	93,000	67,000	271,000	174,000
Total Gains on Loan Sales	$ 323,000	$ 562,000	$ 1,441,000	$ 1,757,000
Loans Sold				
Consumer Loans Sold	$ -	$ 9,279,000	$ 17,883,000	$ 35,572,000
Residential Loans Sold	16,489,000	10,824,000	38,019,000	35,787,000
Commercial Loans Sold	5,410,000	10,240,000	11,310,000	32,606,000
Total Loans Sold	$ 21,899,000	$ 30,343,000	$ 67,212,000	$ 103,965,000

For the fourth quarter of 2005, the volume of loans sold declined significantly relative to the prior year, with no consumer loan sales occurring in the quarter. The reduction in sales resulted in a 43% decline in gains on loan sales for the quarter. In our second-quarter 2005 press release we noted a significant change in our strategy regarding sales of consumer loans. Prior to that time, our plan had been to sell approximately $6 - $8 million in sales finance loans each quarter, though actual sales in a given quarter could fall above or below this range depending on loan production, market conditions, and other factors. In the second quarter of 2005, we elected to change this strategy and substantially reduce our sales of these loans, selling only sufficient volumes to ensure the continuity of the market. Accordingly, our third quarter loan sales were well below those for the same period last year and no sales occurred in the fourth quarter. While the reduction in gains on sales negatively impacted our noninterest income in the third and fourth quarters, we retained a greater volume of these higher-yielding assets within our portfolio. At the present time, we are experiencing an increased level of interest in, and favorable opportunities to market, our consumer loans to other institutional investors. Consequently, our expectation is that sales of these loans will likely increase in 2006. In the first quarter we anticipate selling $9 - 10 million of consumer loans, and $7 - 9 million in the second quarter. However, given the unpredictability of the level of interest among potential investors, we do not know if the higher sales volumes are likely to extend beyond the second quarter.

Gains on residential loan sales in the fourth quarter rose significantly, increasing $196,000 relative to the prior year due largely to a fourth quarter sale of approximately $5.4 million in "interest only" (IO) residential mortgages. Please refer to the "Portfolio Information – Residential Lending" section for additional information regarding this sale as well as an expected sale of low-documentation (low-doc) residential loans in the first quarter of 2006. As we consider these IO and low-doc sales to be unique transactions rather than indicative of any future trend in loan sales, it is our expectation that gains on residential loan sales will return to historical levels in future quarters.

In our second quarter press release, we also noted that we had experienced increased interest in, and opportunities for, sales of participations in our commercial real estate loans. Consequently, we added that we were considering the merits of expanding our commercial real estate loan sales and potentially originating credits with the intent to sell, rather than retain the loans in our portfolio. While the volume of commercial real-estate loans sold in the third quarter was modest and fourth-quarter sales were down considerably relative to the same period last year, we would note that these volumes do not reflect a decision against expanding our commercial real-estate loan sales. Instead, we still regard an increase in such sales as likely in 2006. Commercial real-estate loan transactions, particularly those that are candidates for sales of participations to other institutions, tend to be larger-dollar credits and unpredictable in their timing and frequency of occurrence. As a result, the volumes of commercial real-estate loans sold, and gains thereon, can be expected to vary considerably from one quarter to the next depending on the timing of the loan and sales transactions.

Service Fee Income

	4Q 2005	4Q 2004	YTD 2005	YTD 2004
Consumer Loan Service Fees	$ 273,000	$ 93,000	$ 1,228,000	$ 250,000
Commercial Loan Service Fees	10,000	18,000	69,000	65,000
Residential Loan Service Fees	4,000	-	3,000	(1,000)
Service Fee Income	$ 287,000	$ 111,000	$ 1,300,000	$ 314,000

For the three months and full year ended December 31, 2005, our total servicing fee income rose 157% and 314% over the levels earned in the same periods last year, due to substantial increases in fees earned on consumer loans sold to and serviced for other institutions. The growth in consumer loan service fees was largely attributable to a change in the amortization period assumed for the underlying servicing asset made in the first quarter of 2005. Additional loan sales, particularly the larger sales in late 2004 and the first quarter of 2005, as well as corresponding growth in our portfolio of consumer loans serviced for others, contributed to the increase in servicing income.

Servicing assets are recorded when we sell loans to other investors and continue to service those loans following the sale. To determine the fair value of the servicing assets, we utilize a valuation model that calculates the present value of future cash flows for the loans sold, based on assumptions including market discount rates, anticipated prepayment speeds, estimated servicing cost per loan, and other relevant factors. These factors are subject to significant fluctuations, and the estimates used in the models are subject to review and revision based on actual experience and changes in expectations for the future. The calculated value of the servicing rights is then capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

Based on a review of our assumptions in the first quarter of 2005, we determined that the amortization period for the servicing rights on our consumer loan servicing portfolio was significantly shorter than the term over which these loans would be expected to provide net servicing income. Consequently, we revised the amortization period such that the average life of the amortization schedule would correspond with the average life we were observing for the underlying loan portfolio. This resulted in a significant increase in our net servicing income. Note that any projection of servicing asset amortization in future periods is limited by the conditions that exist at the time the calculations are performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

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The income received for servicing consumer loans has also grown as a result of our sales finance loan sales, particularly the larger sales last year and in the first quarter of this year, and the corresponding growth in our portfolio of consumer loans serviced for others. Based on our anticipated consumer loan sales in 2006, we do not expect continued rapid growth in service fee income.

Fee income earned on our commercial loans serviced for others was not a major contributor to the growth in our total service fee income. In the event we expand our sales of commercial real estate loans in 2006, however, we would expect this income to grow and potentially become a significant percentage of total service fee income. In contrast, residential loans are typically sold servicing released, which means we no longer service those loans once they are sold. Consequently, we do not view these loans as a significant source of servicing fee income.

Other Noninterest Income

	4Q 2005	4Q 2004	YTD 2005	YTD 2004
Rental Income	$ 156,000	$ 152,000	$ 627,000	$ 627,000
Loan Fees	178,000	117,000	647,000	384,000
ATM/Wires/Safe Deposit	70,000	50,000	258,000	190,000
Late Charges	61,000	49,000	207,000	167,000
Miscellaneous	70,000	63,000	246,000	171,000
Total Other Noninterest Income	$ 535,000	$ 431,000	$ 1,985,000	$ 1,539,000

For the fourth quarter of 2005, our noninterest income from sources other than those described earlier rose by $104,000, or 24% over the same quarter last year, and $446,000, or 29% for the year. The majority of this growth can be attributed to loan fees, and more specifically prepayment fees, which totaled $150,000 for the quarter, an increase of $91,000 relative to the fourth quarter of 2004. For the year, prepayment fees increased by $238,000.

We believe that a flattening of the yield curve, which resulted from rising short-term interest rates and relatively static longer-term interest rates, and increased competition from other lenders contributed to the higher level of loan payoffs and prepayment fees in 2005. The flattening of the yield curve reduced the rate differential between short- and long-term financing costs and provided a financial incentive for borrowers with short-term or adjustable-rate loans to refinance with long-term fixed rates. Increased competition among lenders in our local market further accelerated loan payoffs, as this competition frequently resulted in lenders offering borrowers the opportunity to refinance at unusually low margins. Given the uncertainties regarding interest rates and the behaviors of borrowers and other lenders in the marketplace, we don't believe we can predict the level of prepayment fees in future quarters with any reasonable degree of accuracy.

Significant growth was also observed in our Visa/ATM fee income, which totaled nearly $54,000 for the fourth quarter, an increase of $18,000 over the fourth quarter of 2004, and rose to $194,000 for the year, an increase of almost $61,000 over the prior year level. We expect this source of income to continue rising as checking accounts become a greater piece of our overall deposit mix.

Additionally, revenues received from late charges on our loan portfolio increased 23% for the quarter and 24% for the year relative to the same periods in 2004. The growth of sales finance loans, both in our portfolio and those serviced for other investor institutions, accounted for the majority of the increase for the year, but increased late fees collected on our portfolio of residential loans also contributed to the improvement, particularly in the fourth quarter.

NONINTEREST EXPENSE

In the fourth quarter of 2005, total noninterest expenses increased by $853,000, or 12%, over the same quarter of 2004. For the full year, total operating expenses grew by $3.7 million, or 15%, compared to 2004.

Salaries and Employee Benefits Expense

The increase in total compensation costs was a modest 3%, or $130,000 for the quarter, compared to the last quarter of 2004, and 14%, or $1.9 million, for the year.

	4Q 2005	4Q 2004	YTD 2005	YTD 2004
Salaries	$ 2,734,000	$ 2,475,000	$ 10,407,000	$ 9,191,000
Commissions & Incentive Bonuses	652,000	855,000	2,525,000	2,170,000
Employment Taxes & Insurance	198,000	196,000	949,000	873,000
Temporary Office Help	70,000	37,000	277,000	188,000
Benefits	529,000	490,000	2,042,000	1,839,000
Total Salary & Benefit Expenses	$ 4,183,000	$ 4,053,000	$ 16,200,000	$ 14,261,000

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Our salary expense in the fourth quarter rose $259,000, or approximately 10%, from 2004 to 2005. The growth in salary costs was primarily due to the annual merit increases for existing employees, which were awarded in April 2005, and a net increase of six full-time-equivalent (FTE) employees over the fourth quarter of 2004. The business areas that saw the most staff growth included our consumer loan administration and residential lending groups, reflecting an increase in residential loan volume, as well as the need for supporting the servicing of the existing loan portfolio.

Quarter Ended	FTE at Quarter End	Salaries	Commissions & Incentive Bonuses
December 31, 2004	220	$ 2,475,000	$ 855,000
March 31, 2005	219	$ 2,621,000	$ 511,000
June 30, 2005	218	$ 2,526,000	$ 927,000
September 30, 2005	221	$ 2,527,000	$ 434,000
December 31, 2005	226	$ 2,734,000	$ 652,000

Salary expense was also up significantly on a sequential quarter basis, rising $207,000 from the third quarter of 2005. In addition to new positions and FTE, turnover in existing positions also contributed to this increase, as employees hired in the third and fourth quarters were frequently brought in at salary levels higher than those they replaced. Included among these employees were replacements for some higher paying positions, including a pair of department managers and two vacated commercial lending positions. As these positions were vacant prior to being filled in the late-third or fourth quarter, the third-quarter salary figure largely reflects the absence of some of these personnel, while the fourth quarter includes the related salary expense.

A reduction in commissions and incentive bonuses largely offset the increase in salaries for the fourth quarter, resulting in the low quarter-to-quarter increase in overall salaries and employee benefits. Most of the overall decrease in commission and incentive bonus expense was attributable to a reduction in the non-commissioned employee staff bonus pool relative to the prior year. For those personnel not participating in a specified commission or incentive compensation plan, we maintain a separate bonus pool, with accruals made to the pool at the end of each quarter based on our year-to-date performance. The large discrepancy between the incentive bonus amounts for the fourth quarter of 2005 and the prior year was due to the timing of contributions in each year. In 2004, the majority of the funding for the bonus pool was contributed during the fourth quarter, while the bulk of the 2005 bonus pool contributions were made in the second quarter of the year.

Occupancy Expense

Occupancy expense showed the largest percentage increase among the subcategories for total noninterest expense. In the fourth quarter of 2005, occupancy costs increased 34% from the last quarter of 2004, growing by $261,000 to slightly over $1.0 million. Occupancy expense for the total year increased 26%, up $726,000 to $3.5 million in 2005.

	4Q 2005	4Q 2004	YTD 2005	YTD 2004
Rent Expense	$ 80,000	$ 77,000	$ 322,000	$ 314,000
Utilities & Maintenance	202,000	191,000	685,000	639,000
Depreciation Expense	508,000	347,000	1,651,000	1,321,000
Other Occupancy Costs	239,000	152,000	855,000	513,000
Total Occupancy Expense	$ 1,029,000	$ 767,000	$ 3,513,000	$ 2,787,000

A primary factor in the escalation of occupancy expense was the increase in depreciation cost, which rose $160,000 in the fourth quarter and $330,000 for the year, compared to the same periods in 2004. The dramatic increase in depreciation expense was largely attributed to the remodeling projects undertaken this year in several banking centers and the corporate headquarters, First Mutual Center. The fourth quarter of 2005 saw the completion of these remodeling projects and a jump of 46%, as compared to the like quarter of last year, in depreciation expense.

Our other occupancy expenses grew by $86,000 for the fourth quarter and $342,000 for 2005, largely due to the increase in software licensing fees, and the purchase of non-capitalized assets and equipment, principally related to the remodeled offices. Our licensing fees increased by $107,000 for the year with the adoption of a new licensing agreement with Microsoft, as well as the purchase of new banking-specific software programs. The purchases of non-capitalized assets and peripheral equipment accounted for $31,000 of the increase in other occupancy expenses for the fourth quarter and $107,000 for the year.

Other Noninterest Expense

Other noninterest expenses increased by $461,000, or 23%, on a quarter-to-quarter basis and $1.1 million or, 14%, on a year-to-year comparison.

	4Q 2005	4Q 2004	YTD 2005	YTD 2004
Marketing & Public Relations	$ 333,000	$ 358,000	$ 1,389,000	$ 1,243,000
Credit Insurance	463,000	319,000	1,506,000	1,102,000
Outside Services	249,000	138,000	763,000	600,000
Taxes	127,000	128,000	490,000	483,000
Information Systems	226,000	241,000	931,000	1,001,000
Legal Fees	236,000	80,000	501,000	421,000
Other	852,000	761,000	3,045,000	2,716,000
Total Other Noninterest Expenses	$ 2,486,000	$ 2,025,000	$ 8,625,000	$ 7,566,000

One of the more significant increases in other noninterest expenses was the growth in credit insurance premiums on our loan portfolio, a trend that continued over the course of the year. Our credit insurance premiums for the quarter increased by $144,000, or 45%, relative to the fourth quarter of 2004, and $404,000, or 37%, on an annual basis. Contributing significantly to the increase for the quarter was the supplemental insurance provided by our new insurer on a seasoned pool of loans that were also covered by our previous insurer. Please refer to the "Portfolio Information – Sales Finance (Home Improvement) Loans" section for additional details. While most of the increase in the cost of credit insurance premiums was attributable to the growth of insured balances in our sales finance loan portfolio, a small percentage of the insurance expense resulted from coverage on other consumer and real estate loans, which we insure depending on various financial or non-financial factors relating to the loans and/or borrowers.

The fourth quarter saw notable growth in expenditures for outside services, which increased $111,000, or 80%, from the fourth quarter of 2004 to the fourth quarter of 2005. The year-over-year increase in outside services was a more moderate $163,000, or 27% over 2004. About $36,000 of the quarterly increase in expense resulted from the hiring of outside labor to assist in the internal moves associated with the remodel of our banking centers and First Mutual Center. In addition, we spent approximately $76,000 on outside consulting services in the fourth quarter of this year, approximately half of which was allocated to a project for testing internal data processing controls related to the Sarbanes/Oxley Act.

Loan processing costs also experienced significant growth in expenses in both the fourth quarter and the year, growing $69,000 over the fourth quarter of last year and $183,000 over 2004. In accordance with current accounting standards, certain expenses tied to loan origination, including some of these loan processing costs, are deferred and amortized over the life of each loan originated, rather than expensed in the current period. Expenses are then reported in the financial statements net of these deferrals. The amount of expense subject to deferral and amortization can vary from one period to the next based upon the number of loans originated, the mix of loan types, and year-to-year changes in "standard loan costs." The increase in processing costs observed in 2005 is largely the result of the reduction in deferred costs compared to 2004. The amount of processing expense eligible for deferral for several loan types, particularly custom construction loans, declined compared to last year.

An additional item of note is the increase in fourth quarter legal fees, which rose $156,000 compared to the same period last year. For the year, the escalation of legal fees was more moderate, showing an increase of $80,000 or 19%. The increase in this category for the fourth quarter was largely attributable to legal fees on non-performing assets. We don't anticipate that level of legal expenses in future periods.

Non-Performing Assets

Our exposure to non-performing loans and repossessed assets as of December 31, 2005 was:

Ninety-five consumer loans. Full recovery anticipated from insurance claims.	$ 412,000
Two single-family residential loans in Western WA. No anticipated loss.	294,000
Seventeen consumer loans. Possible loss of $96,000.	96,000
Nine consumer loans. No anticipated loss.	66,000
One land loan in Eastern WA. No anticipated loss.	29,000
TOTAL NON-PERFORMING ASSETS	$ 897,000

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PORTFOLIO INFORMATION

Commercial Real Estate Loans

The average loan size (excluding construction loans) in the Commercial Real Estate portfolio was $715,000 as of December 31, 2005, with an average loan-to-value ratio of 64%. At quarter-end, none of these commercial loans were delinquent for 30 days or more. Small individual investors or their limited liability companies and business owners typically own the properties securing these loans. At quarter-end, the portfolio was 45% residential (multi-family or mobile home parks) and 55% commercial.

The loans in our commercial real estate portfolio are well diversified, secured by small retail shopping centers, office buildings, warehouses, mini-storage facilities, restaurants and gas stations, as well as other properties classified as general commercial use. To diversify our risk and to continue serving our customers, we sell participation interests in some loans to other financial institutions. About 11% of commercial real estate loan balances originated by the Bank have been sold in this manner. We continue to service the customer's loan and are paid a servicing fee by the participant. Likewise, we occasionally buy an interest in loans originated by other lenders. About $15 million of the portfolio, or 4%, has been purchased in this manner.

Sales Finance (Home Improvement) Loans

The Sales Finance loan portfolio balance increased by $6 million to $87 million. The Bank manages that portfolio by segregating the portfolio into its uninsured and insured balances. The uninsured balance totaled $52 million at year-end 2005, while the insured balance amounted to $35 million. The decision to insure a loan is principally determined by the borrower's credit score. Uninsured loans have an average credit score of 740 while the insured loans have an average score of 671. With the uninsured loans the bank is responsible for loan losses, and as illustrated in the following table the charge-offs for that portion of the portfolio have ranged from a low of $93,000 in the most recent quarter to a high of $147,000 in the second quarter of 2005.

UNINSURED PORTFOLIO – BANK BALANCES

	Bank Balance	Net Charge-Offs	Charge-offs (% of Bank portfolio)	Delinquent Loans (% of Bank Portfolio)
December 31, 2004	$41 million	$100,000	0.24%	0.66%
March 31, 2005	$40 million	$141,000	0.35%	0.62%
June 30, 2005	$44 million	$ 147,000	0.33%	0.77%
September 30, 2005	$48 million	$ 98,000	0.21%	1.20%
December 31, 2005	$52 million	$ 93,000	0.18%	1.18%

Losses that the Bank sustains in the insured portfolio are reimbursed by an insurance carrier. As shown in the following table, the claims to the insurance carrier have varied in the last five quarters from a low of $359,000 to as much as $1,023,000 in the fourth quarter of this year. The substantial increase in claims paid during the fourth quarter is largely attributable to bankruptcy filings that occurred just prior to the change in bankruptcy laws on October 17, 2005. The potential problem with coverage on our losses for this portion of the portfolio is that the carrier has an upper limit on claims coverage of 10% of the original pool of loans for any given year. The pool of current concern is the policy year 2002/2003, which has a current loan balance of $9.4 million with a remaining loss coverage of $224,000. We have addressed that potential concern by utilizing a second insurance carrier for that pool of loans.

INSURED PORTFOLIO – BANK AND INVESTOR LOANS

	Claims Paid	Claims (% of Insured Balance)	Delinquent Loans (% of Bank Portfolio)
December 31, 2004	$492,000	1.06%	2.58%
March 31, 2005	$516,000	1.05%	2.75%
June 30, 2005	$359,000	0.70%	3.23%
September 30, 2005	$483,000	0.89%	3.64%
December 31, 2005	$1,023,000	1.87%	3.60%

Until recently, the Bank maintained a relationship with a single credit insurance company (Insurer #1). Insurer #1 provided credit insurance on Sales Finance loans as well as insurance on a small number of home equity products. In August 2005, we entered into an agreement with another credit insurance company (Insurer #2) to provide similar insurance products with very similar underwriting and pricing terms.

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With two insurers in place, we split the Sales Finance loans requiring insurance between the two insurers (see table below). In October of 2005, the Bank and Insurer #1 were unable to reach an agreement on the pricing of insurance for loans originated after October 1, 2005. Therefore, effective on that date, all newly insured loans have been insured by Insurer #2. This decision does not affect the pricing or coverage in place on loans currently insured with Insurer #1, and we continue to have a relationship with Insurer #1 for home equity loan products.

As was noted earlier, we have also purchased back-up insurance from Insurer #2 on loans that are currently also insured by Insurer #1 for the 2002/2003 policy year. The back-up insurance has added $1.07 million in additional coverage to that pool year. The cost of this additional insurance is competitive with the premiums that we are paying to Insurer #1. Our contract with both insurers provides them with a maximum exposure limit of 10% of the loan balances insured in each policy year. In the event that Insurer #1's maximum exposure limit on the 2002/2003 policy year is exhausted, Insurer #2 will provide credit insurance coverage on the remaining loans in that pool subject to policy limitations (see table below). In addition to increasing our insurance coverage on the pool year 2002/2003 we have tightened our underwriting approval criteria. The performance of the loans in the 2003/2004 and 2004/2005 policy years appear to positively reflect these changes.

Insurer #1

Policy Year*	Loans Insured	Current Loan Balance	Original Loss Limit	Claims Paid	Remaining Loss Limit	Remaining Limit as % of Current Balance	Current Delinquency Rate
2002/2003	$21,442,000	$9,436,000	$2,144,000	$1,920,000	$224,000	2.37%	6.32%
2003/2004	$35,242,000	$20,058,000	$3,524,000	$1,746,000	$1,778,000	8.86%	6.09%
2004/2005	$23,964,000	$18,704,000	$2,396,000	$278,000	$2,118,000	11.32%	3.08%

* Policy years close on 9/30 of each year

Insurer #2

Policy Year	Loans Insured	Current Loan Balance	Original Loss Limit	Claims Paid	Remaining Loss Limit	Remaining Limit as % of Current Balance	Current Delinquency Rate
2002/2003*	$10,768,000	$9,436,000	$1,077,000	$0	$1,077,000	11.41%	6.32%
2005/2006**	$10,088,000	$6,390,000	Not Applicable**	$0	Not Applicable**	Not Applicable	0.40%

* Loans in this policy year are the same loans insured with Insurer #1 during the same time period.
**Policy year closes on 7/31 of each year. This pool period has not closed and therefore the original loss limit cannot be calculated. The loss limit will be 10% of the total loans insured in the pool.

The prepayment speeds for the entire portfolio continue to remain in a range of between 30% and 40%. During the fourth quarter of 2005, the average new loan amount was $10,700. The average loan balance in the entire portfolio is $9,200, and the yield on this portfolio is 10.56%. Loans with credit insurance in place represent 40% of the Bank's portfolio balance, and 33% (by balance) of the loans originated in the fourth quarter were insured.

Residential Lending

The residential lending portfolio (including loans held for sale) totaled $307 million on December 31, 2005. This represents an increase of $10 million from the end of the third quarter. The breakdown of that portfolio at year-end was:

	Bank Balance	% of Portfolio
Adjustable rate permanent loans	$167 million	54%
Fixed rate permanent loans	$ 6 million	2%
Residential building lots	$ 38 million	12%
Disbursed balances on custom construction loans	$ 91 million	30%
Loans held-for-sale	$ 5 million	2%
Total	$307 million	100%

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The portfolio has performed in an exceptional manner, and currently only three loans, or 0.16% of loan balances, are delinquent more than one payment.

The average loan balance in the permanent-loan portfolio is $195,000, and the average balance in the building-lot portfolio is $113,000. Owner-occupied properties, excluding building lots, constitute 78% of the loan balances. Our portfolio program underwriting is typically described as non-conforming. The portfolio generally consists of loans that, for a variety of reasons, are not readily salable in the secondary market at the time of origination. The yield earned on the portfolio is generally much higher than the yield earned on a more typical "conforming underwriting" portfolio. We underwrite the portfolio permanent loans by focusing primarily on the borrower's good or excellent credit and our overall exposure on the loan. We manually underwrite all loans and review the loans for compensating factors to offset the non-conforming elements of those loans.

At year-end 2005, we had $4 million of loans in the portfolio that had "interest only" payment plans until their first interest rate change date, at which time the loan converts to normal amortizing payments. This represents about 2% of the permanent residential lending portfolio and less than half of 1% of total loans. The loans with the interest-only feature were underwritten using a payment of full principal and interest in the calculation of monthly debts. This insures that loans were not made to borrowers that only qualify due to the interest-only payment feature on the loan. We no longer originate loans with interest-only payment plans nor do we originate an "Option ARM" product, where borrowers are given a variety of monthly payment options that allow for the possibility of negative amortization.

As of December 31, 2005, we held about $2.8 million of low-documentation permanent residential loans on our books. We also held about $13.9 million in disbursed balances, and another $14 million in additional commitments on low-documentation custom construction loans. These loans allow lower levels of documentation to verify a borrower's income or assets. Through a combination of the borrower's equity in the property and the purchase of mortgage insurance on each individual loan, all low-documentation loans have a loan-to-value of no more than 70% exposure to the Bank. Until such time as we have an established track record with the performance of low-documentation residential mortgages, we have set an internal limit of 1% of the Bank's loan portfolio (approximately $9 million). Due to unexpected demand for this product during the third quarter, that limit was exceeded. We have since ceased offering low-documentation custom construction loans and have begun to explore the sale of low-documentation loans to other investors. We believe that the successful implementation of these measures over time will bring the portfolio balances of low-documentation loans below the internal limit.

PORTFOLIO DISTRIBUTION

The loan portfolio distribution at the end of the fourth quarter was as follows:

Single Family (including loans held-for-sale)	25%
Income Property	34%
Business Banking	13%
Commercial Construction	3%
Single Family Construction:	
Spec	2%
Custom	10%
Consumer	13%

Adjustable-rate loans accounted for 87% of our total portfolio.

DEPOSIT INFORMATION

The number of business checking accounts increased by 15%, from 1,968 at December 31, 2004, to 2,262 as of December 31, 2005, a gain of 294 accounts. The deposit balances for those accounts grew 47%. Consumer checking accounts also increased, from 6,763 at year-end 2004 to 7,429 this year, an increase of 666 accounts, or 10%. Our total balances for consumer checking accounts rose 5%.

The following table shows the distribution of our deposits.

	Time Deposits	Checking	Money Market Accounts	Savings
December 31, 2004	61%	14%	24%	1%
March 31, 2005	64%	13%	22%	1%
June 30, 2005	64%	14%	21%	1%
September 30, 2005	65%	14%	20%	1%
December 31, 2005	64%	14%	21%	1%

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OUTLOOK FOR FIRST QUARTER 2006

Net Interest Margin

Our forecast for the fourth quarter was a range of 4.00% - 4.05%; the margin for the quarter exceeded that forecast at 4.18%. Our margin was better than anticipated because of a lower than expected increase in deposit rates. The repricing of loans in the rising interest-rate environment proceeded as anticipated, while the slower repricing of deposits was a pleasant surprise. Our current expectation is that the margin in the first quarter will decline slightly on a sequential quarter basis to a range of 4.10% - 4.15%. We anticipate that there will be some catch up in the repricing of deposits that will put pressure on the margin.

Loan Portfolio Growth

The loan portfolio, excluding loans held-for-sale, grew by $26 million, exceeding our forecast of $10 - $15 million. We had anticipated commercial loan sales to be far stronger than the $5.4 million that was sold during the quarter. Our outlook for first quarter is loan growth in the $12 - $17 million range. We expect consumer loan sales in the $8 - $10 million range, as compared to no sales in the fourth quarter.

Noninterest Income

Our estimate for the fourth quarter was a range of $1.4 - $1.6 million. The actual result for the quarter fell short of that forecast at $1.3 million. Our expectation of increased commercial loan sales failed to materialize, and although gains on loan sales were higher than third quarter ,they were less than what we had anticipated. For the first quarter, we again expect fee income to fall within a range of $1.4 - $1.6 million, reflecting a sizeable increase in gain on consumer loan sales relative to the fourth quarter.

Noninterest Expense

Noninterest expense increased by 12% on a quarter-to-quarter comparison, which was significantly greater than our forecast of 6%. The unfavorable results were largely attributable to increased legal costs related to non-performing assets, and depreciation expense associated with the recently completed remodeling of our banking centers and the corporate headquarters. Our forecast for the first quarter of 2006 is $7.3 million, which is a growth of 6% in operating costs over the first quarter of 2005 and a decrease of 5% on a sequential quarter basis from the fourth quarter.

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Note: Transmitted on Business Wire at 1:00 p.m. PST, January 24, 2006.